UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 6-K
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CURRENT REPORT
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2025
Commission File Number: 001-39829
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COGNYTE SOFTWARE LTD.
(Translation of registrant's name into English)
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33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)
indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒            Form 40-F ☐

Explanatory Note
On April 7, 2025, Cognyte Software Ltd. (the "Company") issued a press release titled "Cognyte Announces Agenda for Virtual Analyst and Investor Day on April 8," announcing the agenda for its previously announced Virtual Analyst & Investor Day. The event will be held on Tuesday, April 8, 2025, at 8:00 am ET and will feature presentations from the Company's senior leadership team providing deeper insights into Cognyte's technology, market dynamics, financials and three-years targets, followed by a Q&A session. A copy of this press release is furnished as Exhibit 99.1 hereto.

The information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press Release titled “Cognyte Announces Agenda for Virtual Analyst and Investor Day on April 8”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD. (Registrant)

April 7, 2025	By:	/s/ Ilan Rotem
Ilan Rotem
Chief Legal Officer